Press release Petrom S.A.



December 18, 2009

Petrom finalized negotiations with Oltchim for the transfer of petrochemical activities from Arpechim

- **The transaction includes the payment of fixed assets, hydrocarbons stocks and other current assets related to these activities**
- **Oltchim's historical debts to Petrom will be restructured**
- **Employees of the petrochemical activities to be taken over by Oltchim**

Petrom, the largest oil and gas producer in Southeastern Europe, finalized the negotiations with Oltchim, leader on the petrochemicals market in the same region, for the transfer of assets related to the petrochemical activities of Arpechim. The transaction will become effective after having obtained the necessary authorizations from fiscal and competition authorities, which is estimated to happen at the beginning of 2010. As petrochemicals are a non-core activity of Petrom, the decision was taken by the company's management to transfer these assets in order to focus on the core activities of the company and thereby increase efficiency.

Neil Anthony Morgan, Petrom Executive Board member, responsible for Refining: "The transaction is the result of a long period of evaluations and negotiations and we consider that it represents the best formula for the future of the petrochemical activities in Arpechim ."

Constantin Roibu, General Manager of Oltchim: "The integration of Oltchim with the petrochemicals activity from Arpechim is the unique chance to restore the petrochemicals activity in Romania. This transaction will lead to the increase of Oltchim's market capitalization with direct benefits for our shareholders and will create new working places for Argeş and Vâlcea counties".

The transaction with Oltchim includes the following main elements:

- Petrom will transfer the fixed assets of the petrochemical activities. These fixed assets include the steam cracker, the aromatics extraction unit, the low density polyethylene and the high density polyethylene unit as well as a series of tanks as well as the land, with an area of approximately 150 hectares. The aromatics extraction unit has a capacity of 50,000 t per year, while the steam cracker can produce up to 200,000 t of ethylene and 95,000 t of propylene per year.
- Oltchim will pay approximately EUR 13 mn (including taxes and excises) for the fixed assets, hydrocarbon stocks and other current asset related to these activities, as well as for the investments made by Petrom.
- As for Oltchim's historical debts to Petrom, the two companies signed a debts restructuring agreement on commercial basis. In this way, the historical debts of Oltchim to Petrom, that amount to RON 112.4 mn (at date), will be paid over a period of three years, in quarterly instalments.
- The approximately 560 employees of the petrochemical activities of Arpechim will be transferred to Oltchim. They will continue to benefit from the provisions of the Petrom Collective Labour Agreement, for at least one year, according to legal provisions concerning the protection of employees' rights in the event of transfers of businesses or parts of businesses.

Further information:
E-mail: press.office@petrom.com
Tel: +40 (21) 4060041
Fax: +40 (21) 4060437



The Essence of Motion **PETROM**
Member of OMV Group

The impact of this change on Petrom SA's financials is not material, i.e. below 10% of Petrom SA's total assets value, respectively net turnover on a yearly basis.

Background information

Petrom SA

Petrom is the largest Romanian oil and gas group, with activities in the business segments of Exploration and Production, Refining and Marketing as well as Gas and Power. Petrom exploits estimated proved oil and gas reserves of 0.9 bn boe, has an annual refining capacity of 8 mn t and holds around 550 filling stations in Romania. The company also has an international network of 269 filling stations located in Moldova, Bulgaria and Serbia. In 2008 the turnover of Petrom was EUR 4,552 mn, EBITDA was EUR 969 mn. OMV, the leading energy group in the European growth belt holds a 51.01% share in Petrom. OMV is active in 13 Central European countries in its Refining and Marketing business segment and in 17 countries on four continents in Exploration and Production. Ministry of Economy holds 20.64% of Petrom shares, Property Fund SA holds 20.11%, the European Bank for Reconstruction and Development 2.03% and 6.21% are owned by minority shareholders.

SC Oltchim SA

SC Oltchim SA - Ramnicu Valcea ("Oltchim") is the most important unit in the Romania petrochemical industry, leader in East and Central Europe for PVC, Caustic Soda, Polyether Polyols and Plasticizers. The company's majority shareholder is the Romanian state (54.79%). In 2008, the company's turnover was of 528 millions Euros. Oltchim's shares are traded on the Bucharest Stock Exchange, 1st category of transaction. The company is in observance of the transparency rules established by the Capital Markets Law no. 297/2004.

Further information:
E-mail: press.office@petrom.com
Tel: +40 (21) 4060041
Fax: +40 (21) 4060437



The Essence of Motion **PETROM**
Member of OMV Group